UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update:**
☐ **Form C/A: Amendment to Offering Statement:**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☑ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Cover Page Information

Name of issuer:	Tradestar Resources Corp.
Legal status of issuer	
Form:	Corporation
Jurisdiction of Incorporation/Organization:	Wyoming
Date of organization:	June 9, 2006
Physical address of issuer:	30 N Gould St, Suite R, Sheridan, WY 82801
Website of issuer:	www.tradestarresources.com

	FYE March 31, 2026	FYE March 31, 2025
Total Assets:	$1.02	$66.99
Cash & Cash Equivalents:	$1.02	$66.99
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$(280.30)	$(296.60)

The current number of employees of the issuer: 1

Period covered: Fiscal year ended March 31, 2026

Filing due date: N/A — voluntary filing; see Item (x)

FORM C-AR

For the Fiscal Year Ended March 31, 2026

Tradestar Resources Corp.

This Form C-AR (including the cover page and all exhibits attached hereto, the “Form C-AR”) is being furnished by Tradestar Resources Corp., a Wyoming corporation (“Tradestar,” “Issuer,” “Company,” as well as references to “we,” “us,” or “our”) for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (“SEC”).

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company has not sold securities in reliance on Section 4(a)(6) of the Securities Act and, accordingly, is not currently subject to the ongoing annual reporting requirements of Rule 202 of Regulation Crowdfunding (§ 227.202). This Form C-AR is being filed voluntarily to maintain a continuous reporting record in anticipation of a potential future offering under Regulation Crowdfunding. See Item (x) below.

The date of this Form C-AR is August 11, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. Specifically, all statements other than statements of historical facts are forward-looking statements. These forward-looking statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about our goals and strategies, our future business development, financial condition and results of operations, our ability to secure additional funding necessary for the expansion of our business, the growth of and competition trends in our industry, our expectations regarding the popularity, demand for, and market acceptance of our products and of our services, our ability to maintain strong relationships with our customers, clients and service suppliers, our ability and third parties' abilities to protect intellectual property rights, if any, fluctuations in general economic and business conditions in the markets in which we operate, and relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may", "could", "will", "should", "would", "expect", "plan", "intend", "anticipate", "believe", "estimate", "predict", "potential", "project," or "continue" or the negative of these terms or other comparable terminology. You should note that these statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading "*Risk Factors*" and elsewhere in this Annual Report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. None of the forward-looking statements contained herein is a guarantee of future performance.

In addition, statements that "we believe" and similar phrases reflect our beliefs and opinions on the relevant subject. Such statements are based upon information available to us as of the date of this Annual Report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. You should read this Annual Report and the documents that we reference herein and have filed as exhibits hereto with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect and have stated herein. As such, we qualify all of our forward-looking statements by these cautionary statements.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form C

This Form shall be used for the offering statement, and any related amendments and progress reports, required to be filed by any issuer offering or selling securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). The term “issuer” includes any co-issuer jointly offering or selling securities with an issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.) This Form also shall be used for an annual report required pursuant to Rule 202 of Regulation Crowdfunding (§ 227.202) and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

II. Preparation and Filing of Form C

Information on the cover page will be generated based on the information provided in XML format. Other than the cover page, this Form is not to be used as a blank form to be filled in, but only as a guide in the preparation of Form C. General information regarding the preparation, format and how to file this Form is contained in Regulation S-T (§ 232 et seq.).

III. Information to be Included in the Form

Item 1. Offering Statement Disclosure Requirements

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must file the Form prior to the commencement of the offering and include the information required by Rule 201 of Regulation Crowdfunding (§ 227.201).

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), (e), (g), (h), (l), (n), and (o) of Rule 201 of Regulation Crowdfunding (§ 227.201(a), (e), (g), (h), (l), (n), and (o)); selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income); the jurisdictions in which the issuer intends to offer the securities; and any information required by Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)).

Other than the information required to be provided in XML format, an issuer may provide the required information in the optional Question and Answer format included herein or in any other format included on the intermediary’s platform, by filing such information as an exhibit to this Form, including copies of screen shots of the relevant information, as appropriate and necessary.

If disclosure in response to any paragraph of Rule 201 of Regulation Crowdfunding (§ 227.201) or Rule 203(a)(3) is responsive to one or more other paragraphs of Rule 201 of Regulation Crowdfunding (§ 227.201) or to Rule 203(a)(3) of Regulation Crowdfunding (§ 227.203(a)(3)), issuers are not required to make duplicate disclosures.

Item 2. Legends

(a) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must include the following legends:

> A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
>
> In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
>
> The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
>
> These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

(b) An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)).

Item 3. Annual Report Disclosure Requirements

An issuer filing this Form for an annual report, as required by Regulation Crowdfunding (§ 227.100 et seq.), must file the Form no later than 120 days after the issuer's fiscal year end covered by the report and include the information required by Rule 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y) of Regulation Crowdfunding (§§ 227.201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) and (y)). For purposes of paragraph (t), the issuer shall provide financial statements certified by the principal executive officer of the issuer to be true and

complete in all material respects. If, however, the issuer has available financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant, those financial statements must be provided and the principal executive officer certification will not be required.

An issuer must include in the XML-based portion of this Form: the information required by paragraphs (a), and (e) of Rule 201 of Regulation Crowdfunding (§ 227.201(a) and (e)); and selected financial data for the prior two fiscal years (including total assets, cash and cash equivalents, accounts receivable, short-term debt, long-term debt, revenues/sales, cost of goods sold, taxes paid and net income).

(a) Name, legal status, physical address and website of the issuer.

See cover page information above.

(b) Directors and officers: positions, dates of service, and business experience.

This item reports the Company's officer(s)/director(s) as they stood during the period covered by this report (March 31, 2026); Mr. Anderson's appointment occurred after the close of this reporting period:

Name	Entity	Position(s)	Principal Occupation	Dates of Service
Edward Vakser	Tradestar Resources Corp.	Officer/Director	President	Aug 3, 2021 – June 30, 2026
	Auri, Inc	Officer/Director	Chairman/CEO	Aug 3, 2014 – Present
	Black Dragon Resource Companies, Inc	Officer/Director	Chairman/CEO	Feb 24, 2021 – Present
	PBS Holding, Inc	Officer/Director	Chairman/CEO	Feb 1, 2011 – Present
	Protek Capital, Inc	Officer/Director	Chairman/CEO	Aug 3, 2021 – Present
	SUTIMCo International, Co.	Officer/Director	Chairman/CEO	Sept 10, 2015 – Present
	Utilicraft Resource, Inc.	Officer/Director	President	Oct 12, 2021 – Present
	Legacy Art Group LLC-2	Managing Member	Managing Member	Aug 8, 2014 – Present
	NRG Inc.	Officer/Director	Chairman/CEO	July 11, 2003 – Present

Aric Anderson became the Company's sole officer and director effective June 30, 2026, after the close of the period covered by this report. See Item (y) below for further detail on that transition. Because Mr. Anderson is the Company's current principal executive officer as of the filing date, he executes the certification for this report below, notwithstanding that he did not serve during the period reported on in this Item (b).

(c) Beneficial owners of 20% or more of outstanding voting equity, as of the most recent practicable date.

Beneficial ownership as of the most recent practicable date:

Name	Class of Securities	Amount Held	Percentage of Voting Power
Edward Vakser	Special K Preferred	1 share	69% of total voting power
Edward Vakser*	Common Stock	300,000,000 shares	89.26% of common class

*Includes 150,000,000 shares held through Legacy Art Group LLC-2 and 100,000,000 shares held through NRG Inc.

Confirmed unchanged as of the filing date: no transfer of the Special K Preferred Share and no cancellation of the 300,000,000 common shares referenced above has occurred. Mr. Vakser continues to hold these securities of record.

As a subsequent event, on July 31, 2026, AI IPO Ventures, LLC acquired 2,300 shares of Series A Convertible Preferred Stock in an initial closing, with the right to acquire up to 10,000 shares in the aggregate (maximum investment amount of $100,000.00) in subsequent closings. Based on the voting and as-converted terms set out in the Certificate of Designation, AI IPO Ventures, LLC's holdings do not constitute beneficial ownership of 20% or more of any class of the Company's outstanding voting equity securities as of the filing date, and it is therefore not required to be reported in the table above.

(d) Description of the business and anticipated business plan.

Tradestar Resources Corporation was formed to create and market the United Women's Football League (UWFL), a women's professional full-contact, full-tackle football league organized under NFL- and NCAA-style rules. In connection with the Company's change in management effective June 30, 2026, the Company discontinued its prior plans to develop a cryptocurrency, utility token, and NFT trading platform ("Tradestar Enterprise Systems"). Aric Anderson's initial mandate as the Company's sole officer and director is to evaluate the viability of the UWFL as a going concern, including whether to pursue additional financing for the league or to sell it, and the Company is currently undertaking that evaluation. The Company also conducts, from time to time, the preliminary, non-binding discussions described in Item (y) below.

(e) Current number of employees.

See cover page information above.

(f) Discussion of material factors that make an investment in the issuer speculative or risky.

Concentrated voting control: Edward Vakser, who served as the Company's sole officer and director throughout the period covered by this report, continues to hold of record the Special K Preferred Share, which carries 69% of the Company's voting power, together with a majority of the outstanding common stock. This concentration presents a risk of concentrated decision-making power and limited checks and balances.

Management will have broad discretion as to the use of proceeds from any offering.

The Company's undercapitalization poses a risk that it may not have sufficient funds to support its operations.

The Company's past inability to execute prior business plans raises concerns about its ability to generate revenue and achieve profitability.

Recent change in control and management transition: the Company underwent a change of its sole officer and director during 2026, which may affect continuity of institutional knowledge, execution, and governance during the transition period.

Preliminary strategic discussions: as described in Item (y), the Company from time to time conducts preliminary, non-binding discussions regarding potential strategic transactions; there is no assurance any such transaction will be completed, and pursuing these discussions may divert management attention and resources.

Going concern evaluation of the Company's sole business: the Company's sole officer and director is currently evaluating whether the UWFL, the Company's core and only business, will continue as a going concern, be financed, or be sold. There is no assurance as to the outcome of this evaluation, which could materially affect the Company's business, financial condition, and the value of an investment in the Company.

(m) Description of the ownership and capital structure of the issuer.

The terms of the Company's outstanding securities, and the risks to purchasers relating to minority ownership, additional issuances, issuer repurchases, a sale of the issuer or its assets, and transactions with related parties, are consistent with those previously disclosed in the Company's Form C offering statement filed April 1, 2024. No change to the capital structure described in Item (c) has occurred as of the filing date. Subsequent to the fiscal year end, on July 31, 2026, the Company issued 2,300 shares of Series A Convertible Preferred Stock to AI IPO Ventures, LLC for $23,000.00 in an initial closing under a Series A Convertible Preferred Stock Purchase Agreement, with up to an additional $77,000.00 available to the Investor in subsequent closings (maximum investment amount of $100,000.00). The Series A Convertible Preferred Stock has a stated value of $100.00 per

share, is convertible into common stock at the Investor's option or automatically upon Nasdaq approval of the Company's listing application, and is subject to a Company redemption right, as more fully described in the Certificate of Designation and in Note F to the financial statements.

(p) Material terms of any indebtedness of the issuer.

None.

(q) Exempt offerings conducted within the past three years.

Form C Offering Statement filed with the Commission on April 1, 2024 in reliance on Section 4(a)(6) of the Securities Act. In addition, on July 31, 2026 (subsequent to the fiscal year end but prior to the filing date), the Company issued 2,300 shares of Series A Convertible Preferred Stock to AI IPO Ventures, LLC for aggregate proceeds of $23,000.00, in reliance on the exemption from registration provided by Rule 506(b) of Regulation D under the Securities Act. See Note F to the financial statements in Item (t) for further detail.

(r) Certain related-party transactions.

Officer Compensation Agreement dated as of June 23, 2026 between the Company and its officer, Aric Anderson, providing for a single one-time compensation payment of $10,000, due upon the earliest to occur of: (a) the first anniversary of the agreement; (b) the effective date of a definitive acquisition or merger agreement to which the Company is a party; or (c) Mr. Anderson's separation from all officer and director positions of the Company, in which case payment accelerates. This payment is contingent and not currently due. The Agreement was properly executed by Mr. Anderson on July 27, 2026, correcting an earlier execution in which his signature block had been signed by Edward Vakser.

(s) Discussion of the issuer's financial condition.

The Company's financial condition for the fiscal year ended March 31, 2026 continued to reflect an early-stage, pre-revenue issuer with no operations generating revenue. Total operating expenses for the fiscal year were $280.30, consisting entirely of bank fees, compared to $296.60 in operating expenses for the fiscal year ended March 31, 2025. Net loss for the fiscal year ended March 31, 2026 was $(280.30), compared to $(296.60) for the prior fiscal year.

Liquidity and capital resources as of March 31, 2026: the Company had cash of $1.02 and no liabilities, funded through $214.33 in capital contributions from Mr. Vakser during the fiscal year. The decrease in cash from $66.99 to $1.02 during the fiscal year was driven by bank fees assessed on the Company's then-existing account (see Note D), which exceeded capital contributed during the period.

Subsequent to the fiscal year end, during the four months ended July 31, 2026, the Company's financial position changed materially. On June 30, 2026, Aric Anderson was appointed the Company's sole officer and director, and the Company entered into an Officer Compensation Agreement with him providing for a $10,000 payment, which has been accrued as a liability and expensed in the interim period because the agreement was executed within that period and has a fixed, determinable outer payment date (see Note G). On July 31, 2026, the Company closed an initial tranche of a Series A Convertible Preferred Stock financing with AI IPO Ventures, LLC for gross proceeds of $23,000.00, with up to $77,000.00 in additional proceeds available in subsequent closings at the Investor's option (see Note F). As a result, cash increased from $1.02 to $23,001.02 during the four-month interim period, and the Company recorded a net loss of $(10,000.00) for that period, consisting entirely of the accrued officer compensation expense.

As described in Note C to the financial statements, the Company's recurring losses and historical dependence on related-party funding raise substantial doubt about its ability to continue as a going concern, notwithstanding the Series A Preferred proceeds received in July 2026. Management's plans to address this include pursuing additional capital, including through the Series A Preferred financing and a potential Regulation Crowdfunding offering, and evaluating strategic alternatives for the UWFL, including financing or sale, as described in Item (d) above. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Except as disclosed in the notes to the financial statements as subsequent events (including the June 30, 2026 change in officer and director, the related Officer Compensation Agreement, and the July 31, 2026 Series A Convertible Preferred Stock financing), there have been no other material trends, events, or uncertainties known to management

that are reasonably likely to have a material impact on the Company's future liquidity, capital resources, or results of operations beyond those already discussed in this report.

(t) Financial statements.

The Company's financial statements for the fiscal years ended March 31, 2026 and March 31, 2025, together with supplementary interim financial information for the four-month period ended July 31, 2026 and the related notes, are included as an exhibit to this Report and begin on page F-1.

(x) Whether the issuer or any predecessor previously failed to comply with the ongoing reporting requirements of Rule 202.

No. The Company has not sold securities in reliance on Section 4(a)(6) of the Securities Act, and accordingly has not been subject to, or previously failed to comply with, the ongoing annual reporting requirements of Rule 202 of Regulation Crowdfunding. This report is being filed voluntarily, together with the Company's report for the fiscal year ended March 31, 2025, to maintain continuity in the Company's reporting record in anticipation of a potential future offering under Regulation Crowdfunding depending on the outcome of the going-concern evaluation described in Item (d) above.

(y) Any other material information necessary to make the statements made not misleading.

The Company from time to time conducts preliminary, non-binding discussions regarding potential strategic transactions, including possible acquisitions. No definitive agreement has been executed with respect to any such transaction, and there can be no assurance that any of these discussions will result in a completed transaction or as to the timing or terms of any transaction that may ultimately be consummated.

See also Item (b) regarding the officer/director transition effective June 30, 2026 (subsequent to the close of the period covered by this report), and Item (c) regarding the Company's beneficial ownership as of the filing date.

Issuer Certification

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The certification below is made by Aric Anderson, the Company's current principal executive officer, based on reasonable inquiry — including his review of the Company's books and records and information and representations provided by Edward Vakser, who served as the Company's sole officer and director throughout the period covered by this report. Mr. Vakser co-signs below to attest to matters within his personal knowledge from that period.

I, Aric Anderson, certify that, based on reasonable inquiry, including review of the Company's books and records and information and representations provided by Edward Vakser (who served as the Company's officer and director throughout the period covered by this report):

(1) this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

(2) the financial statements and other financial information included in this report fairly present, in all material respects, the financial condition, results of operations, and cash flows of the issuer as of, and for, the periods presented.

/s/ Aric Anderson

(Signature)

Name: Aric Anderson
Title: President, CEO, Secretary, CFO/Treasurer (current sole Officer/Director)
Date: August 11, 2026

I, Edward Vakser, co-sign this report to attest, to the best of my knowledge, to matters within my personal knowledge arising during the period in which I served as the Company's officer and director, covering the fiscal year addressed by this report.

/s/ Edward Vakser

(Signature)

Name: Edward Vakser
Title: President, CEO, Chairman, Secretary during the period covered by this report (through June 30, 2026)
Date: August 11, 2026

Tradestar Resources Corp.

(a Wyoming Corporation)

Financial Statements

For the Fiscal Year Ended March 31, 2026

Financial Statements

Tradestar Resources Corp.

Table of Contents

(t) Financial statements.

The financial statements below are unaudited and have been prepared by management, and include supplementary interim financial information for the four-month period ended July 31, 2026 presented alongside the fiscal-year figures. They have not been reviewed or audited by an independent accountant. Based on the aggregate amount sold to date in reliance on Section 4(a)(6) of the Securities Act ($0 — no securities have been sold in that offering), officer-certified financial statements are the level of financial statements required for this filing under Rule 201(t) of Regulation Crowdfunding.

Balance Sheets

As of July 31, 2026 (interim, unaudited), March 31, 2026, and March 31, 2025

	7/31/2026	3/31/2026	3/31/2025
ASSETS			
Current Assets:			
Cash — First National Bank of Omaha	$1.02	$1.02	$66.99
Cash — Fifth Third Bank	23,000.00	-	-
Total Current Assets	**23,001.02**	**1.02**	**66.99**
TOTAL ASSETS	**$23,001.02**	**$1.02**	**$66.99**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Accrued Officer Compensation	$10,000.00	$ -	$ -
Total Liabilities	**10,000.00**	**-**	**-**
STOCKHOLDERS' EQUITY			
Series A Convertible Preferred Stock, 2,300 shares	23,000.00	-	-
Additional Paid-in Capital	1,007.91	1,007.91	793.58
Distributions to Related Party	(60.00)	(60.00)	(60.00)
Accumulated Deficit	(10,946.89)	(946.89)	(666.59)
Total Stockholders' Equity	**13,001.02**	**1.02**	**66.99**
Total Liabilities and Stockholders' Equity	**$23,001.02**	**$1.02**	**$66.99**

See accompanying notes to financial statements.

Statements of Operations

Four months ended July 31, 2026 (interim, unaudited); years ended March 31, 2026 and March 31, 2025

	4 mo. 7/31/2026	FY 2026	FY 2025
Revenue	$ -	$ -	$ -
Operating Expenses			
Professional Fees	-	-	45.00
Software and Subscriptions	-	-	103.84
Domain and Hosting Fees	-	-	31.97
State Filing Fees	-	-	62.25
Office Supplies	-	-	53.54
Bank Fees and Account Closure Charges	-	280.30	-

Officer Compensation (accrued)	10,000.00	-	-
Total Operating Expenses	**10,000.00**	**280.30**	**296.60**
Net Income (Loss)	**$(10,000.00)**	**$(280.30)**	**$(296.60)**

See accompanying notes to financial statements.

Officer compensation for the four months ended July 31, 2026 represents an accrued, unpaid liability under the Officer Compensation Agreement described in Note G below; no cash was paid or received through Company bank accounts in respect of this item during the period.

Statements of Cash Flows

Four months ended July 31, 2026 (interim, unaudited); years ended March 31, 2026 and March 31, 2025

	4 mo. 7/31/2026	FY 2026	FY 2025
Cash Flow From Operating Activities			
Net Income (Loss)	$(10,000.00)	$(280.30)	$(296.60)
Increase in Accrued Officer Compensation	10,000.00	-	-
Net Cash Provided by (Used in) Operating Activities	**-**	**(280.30)**	**(296.60)**
Cash Flow From Financing Activities			
Capital Contributions	-	214.33	335.00
Distributions to Related Party	-	-	(10.00)
Proceeds from Issuance of Series A Convertible Preferred Stock	23,000.00	-	-
Net Cash Provided by Financing Activities	**23,000.00**	**214.33**	**325.00**
Net Increase (Decrease) in Cash	**23,000.00**	**(65.97)**	**28.40**
Cash at Beginning of Period	1.02	66.99	38.59
Cash at End of Period	**$23,001.02**	**$1.02**	**$66.99**

See accompanying notes to financial statements.

Statement of Changes in Stockholders' Equity

	Series A Preferred	Paid-in Capital	Distrib.	Accum. Deficit	Total
Balance, March 31, 2025	$ -	$793.58	$(60.00)	$(666.59)	$66.99
Capital Contributions (FY26)	-	214.33	-	-	214.33
Net Loss (FY26)	-	-	-	(280.30)	(280.30)
Balance, March 31, 2026	**-**	**1,007.91**	**(60.00)**	**(946.89)**	**1.02**
Issuance of Series A Preferred Stock (7/31/26)	23,000.00	-	-	-	23,000.00
Net Loss (4 mo. incl. accrued officer comp.)	-	-	-	(10,000.00)	(10,000.00)
Balance, July 31, 2026	**$23,000.00**	**$1,007.91**	**$(60.00)**	**$(10,946.89)**	**$13,001.02**

See accompanying notes to financial statements.

Notes to Financial Statements (Summary)

Note A — Organization: Tradestar Resources Corp., a Wyoming corporation organized June 9, 2006, principal office at 30 N Gould St, Suite R, Sheridan, WY 82801. The Company's business is the ownership, development, financing, and/or sale of the United Women's Football League (UWFL). The Company had 1 employee as of the balance sheet date.

Note B — Basis of Presentation: The accompanying financial statements are unaudited and prepared in accordance with U.S. GAAP. The four-month interim financial information for the period ended July 31, 2026 is presented on the same basis and should be read together with the annual figures; interim results are not necessarily indicative of results for a full fiscal year.

Note C — Going Concern: The Company has incurred recurring losses and has been dependent on capital contributions from its principal stockholder to fund operations, which raise substantial doubt about its ability to continue as a going concern, notwithstanding the Series A Preferred proceeds received in July 2026. Management's plans include raising additional capital, including through the Series A Preferred financing described in Note F and a potential Regulation Crowdfunding offering, and evaluating strategic alternatives for the UWFL, including financing or sale.

Note D — Bank Accounts: The Company maintained an account with First National Bank of Omaha, titled "Edward Vakser DBA Tradestar Resources," throughout the fiscal year ended March 31, 2026. This account was frozen without transaction activity from January 1, 2025 through June 30, 2025, during which the bank assessed $69.71 in fees; a further $176.61 in fees was assessed in January 2026 relating to the same matter, and an additional $33.98 in service fees was assessed in connection with the same matter, for total bank fees of $280.30 reflected in the FY2026 operating expenses. The account remained open with a nominal residual balance of $1.02 at March 31, 2026 and at July 31, 2026. On July 14, 2026, the Company opened a new account at Fifth Third Bank, which serves as the Company's operating account and into which the Series A Convertible Preferred Stock proceeds described in Note F were deposited.

Note E — Related Party Transactions: During the fiscal year ended March 31, 2026, Mr. Vakser made cash capital contributions to the Company totaling $214.33, recorded as Additional Paid-in Capital.

Note F — Stockholders' Equity — Series A Convertible Preferred Stock: On July 31, 2026 (subsequent to the fiscal year ended March 31, 2026), the Company completed an initial closing under a Series A Convertible Preferred Stock Purchase Agreement with AI IPO Ventures, LLC, issuing 2,300 shares of Series A Convertible Preferred Stock, par value $0.001 per share, at a purchase price of $10.00 per share, for aggregate proceeds of $23,000.00. The Series A Convertible Preferred Stock carries a stated value of $100.00 per share for liquidation-preference and dividend purposes, is convertible into common stock at the Investor's option or automatically upon Nasdaq approval of the Company's listing application, and is subject to a Company redemption right, each as more fully described in the Certificate of Designation. The Investor may purchase up to an aggregate of 10,000 shares (a maximum investment amount of $100,000.00) in one or more subsequent closings. This offering was made in reliance on the exemption from registration provided by Rule 506(b) of Regulation D under the Securities Act, without general solicitation, to an accredited investor. This transaction is reflected only in the four-months-ended July 31, 2026 column presented herein and did not affect the Company's financial position as of March 31, 2026.

Note G — Officers and Directors; Subsequent Events: Edward Vakser served as the Company's President, Chief Executive Officer, Chairman, and Corporate Secretary throughout the fiscal years ended March 31, 2025 and March 31, 2026. Effective June 30, 2026, Aric Anderson was appointed as the Company's sole officer and director pursuant to a Unanimous Written Consent of the Board of Directors. In connection with his appointment, the Company entered into an Officer Compensation Agreement with Mr. Anderson, dated as of June 23, 2026, executed by Mr. Vakser on June 30, 2026 and properly executed by Mr. Anderson on July 27, 2026, correcting an earlier execution in which Mr. Anderson's signature block had been signed by Mr. Vakser, providing for a single one-time payment of $10,000.00, due upon the earliest to occur of: (a) the first anniversary of the agreement; (b) the effective date of a definitive acquisition or merger agreement involving the Company; or (c) Mr. Anderson's separation from all officer and director positions of the Company, in which case payment accelerates. There is no separate separation agreement and no additional payment beyond this single $10,000.00 obligation. Because this agreement was executed within the four months ended July 31, 2026 and represents a fixed obligation with a determinable outer payment date, the $10,000.00 has been accrued as a liability and recorded as officer compensation expense in the four-months-ended July 31, 2026 column presented herein; it does not affect the balance sheet or results of operations for the fiscal years ended March 31, 2025 or March 31, 2026.

Note H — Income Taxes: The Company recognized $0 in income tax expense for the fiscal year ended March 31, 2026, consistent with the lowest financial statement tier under Rule 201(t) of Regulation Crowdfunding.

Note I — Compliance with Ongoing Reporting: The Company confirms it has not sold securities in reliance on Section 4(a)(6) of the Securities Act and accordingly was not subject to the ongoing reporting requirements of Rule 202 during the periods presented. This report is filed voluntarily.

Note J — Certification: These financial statements are certified by Aric Anderson, the Company's current principal executive officer, based on reasonable inquiry and information provided by Edward Vakser, who has separately confirmed the financial statements for the periods during which he served as the Company's principal executive officer. See the Issuer Certification section of this report.